June 30, 2006

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: Universal Fog, Inc.
Pre-Effective Amendment 4 to Registration Statement on Form SB-2
File Number: 333-128831
Filed: June 8, 2006

Dear Mr. Bontems:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 8

1. We note your response to comment 8 of our letter dated May 16, 2006. Please identify the parties to whom you sold the treasury stock. Please explain the exemption you relied upon in conducting these private placements given that an issuer generally is not allowed to transact a private placement concurrent with a public offering, with very limited exceptions, See <u>Black Box Inc.</u> (June 26, 1990). Generally, the filing of a company's registration statement constitutes a general solicitation of the company's securities. We note the subsequent securities transactions by the company on December 29, 2005, January 9, 2006, and March 31, 2006, after the filing of the registration statement. Provide us with legal and

factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.

Critical Accounting Policies, page 8

2. We note your revisions with respect to our previous comment 2. Refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V. Critical Accounting Estimates.

Certain Relationships and Related Transactions, page 21

3. Please clarify the statement, "This transaction was valued at approximately one half of the per share value of the second private placement."

Financial Statements (December 31, 2005)
Note 1 - Summary of Significant Accounting Policies
Property and equipment

4. In the Form SB-2/A filed on April 24, 2006, you state you depreciated improvements and the building over a 40 year life. Since you have amended your footnotes to state the building improvements are depreciated over ten years, please also revise to disclose the dollar balance of improvements separate from buildings. Also, due to your change in depreciable life for the improvements, we would expect to see a revision to the financial statements reflecting the increased amortization expense, decreased fixed asset balance and the required APB 20 disclosures for the change in accounting estimate. In your response letter dated April 21, 2006, you stated the difference in depreciation resulting from using a 10 or 40 year life was determined to be immaterial. If you continue to believe this is the case, we reiterate our request from our prior comment 15 for you to explain how you concluded the difference is not material, to quantify the expected impact of the difference in depreciation, and to explain how you evaluated materiality compared to the future annual profit or loss of the company, given recent significant variances in your operating results. Otherwise, revise to restate your financial statements and provide all of the disclosures required by APB 20.

5. In our previous comment 15, we asked you to explain your basis for capitalizing "building and construction related supplies and materials" from October 2000 through March 2001. In your current response letter, you state that "building and construction costs" were capitalized, in lieu of stating "building and construction related supplies and materials" were capitalized. Please tell us the nature of the costs included in the capitalized "building and construction costs" and your basis for capitalizing them.

Note 2 – Capital Structure Disclosures

6. Please expand Note 2 to discuss the issuance of 998,800 shares for $249,700.

7. Please explain your basis for valuing the issuance of 2,000,000 shares to Mr. McKee in April 2005 at $.05 per share. If Mr. McKee was a related party at the time, as defined by SFAS 57, the fair value of the company's stock on the date of the transaction must be used for valuation. In the evaluation of the fair value of the stock, you should consider the proximity of the issuance to the offering, priced at $.50 per share, as well as the private placements in May and August of 2005, valued at $.25 per share.

8. In response to our prior comment 14, you revised Note 2 to state the issuance of 424,000 shares for services was valued at $.05 per shares, "based on the first private placement." If you are referring to the sale of 2,000,000 shares to Mr. McKee, please explain why you believe it is appropriate to base the valuation of the 424,000 shares on the terms of a related party transaction. Also, explain to us why the value of the services provided by the attorneys wasn't used to value the issuance of the 384,000 shares issued to Vincent & Rees.

Note 5 – Commitments and Contingencies
Sundown Distributorship

9. Revise to disclose the duration of the agreement. As previously requested, please explain your basis for recording an asset of $50,000, since the distribution of outdoor lighting products differs substantially from your historical operations in the custom design and manufacture of high pressure mist systems. Tell us whether the company has made any sales under this agreement to date. Revise MD&A and the discussion of business to discuss this transaction, as well as your expected operations distributing outdoor lighting products or providing other products or services not currently discussed in the document.

Financial Statements (March 31, 2006)
Note 2 Capital Structure Disclosures

10. Revise to disclose the transactions that affected treasury stock and additional paid in capital during the three months ended March 31, 2006.

Part II
Recent Sales of Unregistered Securities

11. We note your numerous references to "ongoing private placement." Please clarify what the term means and provide a detailed analysis on how the registrant my conduct ongoing private placements concurrently with this public offering.

12. Please disclose the dates of the private transactions where UFI issued 40,000 and 384,000 shares. Clearly disclose the aggregate value of the shares issued and the consideration received. It appears from the Management Discussion and Analysis section that UFI received cash for these shares; however, the disclosure here indicates that UFI received services. Please reconcile.

13. Please disclose information required by Item 701 of Regulation S-B regarding the private transactions reselling all 300,000 shares of the treasury stock.

14. Additionally, for each transaction made relying upon section 4(2), please address the access to information test. For transactions made relying upon rule 506, please address whether they are accredited investors. Furthermore, please identify the persons to whom you sold the securities and the value of the shares issued.

Item 28 Undertakings

34 Act Report Filings

15. As previously requested, please promptly revise the applicable disclosure in your Exchange Act reports according to the comments issued for the SB-2 registration.

Form 8-K filed on August 23, 2005

16. The Form 8-K filed on August 23, 2005 includes post-merger financial statements of the registrant. Please note Item 9.01 of Form 8-K requires the pre-merger financial statements of the acquired business. The financial statements should not cover a period after the merger and should not be retroactively restated to reflect the transaction. Please amend the Form 8-K to provide the pre-merger financial statements of Universal Fog, Inc. required by Item 310(c) of Regulation S-B. It appears this would include the audited financial statements as of December 31, 2004 and 2003, and the interim financial statements as of March 31, 2005.

17. Revise the financial statements and notes thereto to conform to the requested changes to the financial statements included in the Form SB-2, as applicable.

18. A Form 8-K filed in connection with a reverse acquisition should note under Form 8-K Item 5.03 any intended change in fiscal year from that used by the registrant prior to the acquisition. Please revise to include this information as the registrant had a fiscal year end of October 31 pre-acquisition and has a fiscal year end of December 31 post-acquisition.

10-QSB for the Quarter Ended March 31, 2006

19. We note your disclosure that your certifying officers concluded that your

"disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

<u>Closing Statements</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terrence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David M. Rees, Esq.

Fax (801) 328-4948